Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-181345) of Coca‑Cola Bottling Co. Consolidated of our report dated December 12, 2017, with respect to the combined statements of assets acquired and liabilities assumed as of December 31, 2016 and 2015 and the related combined statements of net revenues and direct operating expenses for each of the two years then ended, and the related notes to the combined abbreviated financial statements of CCR 2017 Carve-out Transactions – Production and Distribution, a business of The Coca‑Cola Company, included in this Current Report on Form 8‑K/A of Coca‑Cola Bottling Co. Consolidated.

/s/ Ernst & Young LLP

Atlanta, Georgia

December 15, 2017